Filed pursuant to Rule 424(B)(3)
Registration No. 333-104588

PROSPECTUS

VISUAL DATA CORPORATION

7,887,280 shares of common stock

     This is an offering of common stock of Visual Data Corporation. All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled “Selling Security Holders.” We will not receive any of the proceeds from the sale of the 7,887,280 shares being offered by the selling security holders, including 2,173,280 shares issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. The remaining 1,104,000 shares of common stock are issuable to certain of the selling security holders upon exercise of options or warrants. We may receive proceeds upon the exercise of these options or warrants. The options and warrants have exercise prices of $0.30 per share.

     For a description of the plan of distribution of the shares, please see page 18 of this prospectus.

     Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol “VDAT.” On April 14, 2003 the last sale price for our common stock was $0.15.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus to read about risks of investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 2, 2003

PROSPECTUS SUMMARY
BUSINESS
COMMON STOCK OFFERED
USE OF PROCEEDS
RISK FACTORS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS

PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

BUSINESS

Our business, products and services

     We are a full service broadband media company that specializes in webcasting, networking solutions for the entertainment and advertising industries, and marketing solutions for the travel industry. Our operations are comprised in three operating groups, including:

•	Visual Data Webcasting Group

•	Visual Data Networking Solutions Group (EDNET)

•	Visual Data Travel Group (includes HotelView and ResortView)

     Products and services provided by each of the groups are:

     Visual Data Webcasting Group

     The Visual Data Webcasting Group provides an array of corporate-oriented, web- based media services to the corporate market including live audio and video webcasting, packaged corporate announcements, and information distribution for any business, government or educational entity, and can provide point-to-point audio and video transport worldwide.

     Our Webcasting Group was created to provide online webcasting services, a cost effective means for corporations to broadcast analyst conference calls live, making them available to the investing public, the media and to anyone worldwide with Internet access. We market the webcasting products through a direct sales force and through channel partners. Each webcast can be heard and/or viewed live, and then archived for replay for an additional fee with an option for accessing the archived material through a company’s own web site. Major corporations and small businesses are hiring us to produce live webcasts and custom videos for the web to communicate corporate earnings announcements, conference calls on the web, on-demand audio and video media, product launches, internal training, corporate video news and profiles, crisis communications, and basic online multimedia fulfillment.

     Our Webcasting Group, which represented approximately 51%, 50% and 30% of our revenues from continuing operations for the three months ended December 31, 2002 and the years ended September 30, 2002 and 2001, respectively, generates revenues through production and distribution fees.

     Visual Data Networking Solutions Group

     Our Networking Solutions Group, which is comprised of our Entertainment Digital Network, Inc. (“EDNET”) subsidiary, provides connectivity within the entertainment and advertising industries through its private network, which encompasses production and post-production companies, advertisers, producers, directors, and talent. The network enables high-speed exchange of high quality audio, compressed video and multimedia data communications, utilizing long distance carriers, regional phone companies, satellite operators, and major Internet service providers. The Networking Solutions Group also provides systems integration and engineering services, application-specific technical advice, audio equipment, proprietary and off-the-shelf codecs, video compression and transport equipment, teleconferencing equipment, and other innovative products to facilitate our broadcast and production applications.

     Based in San Francisco, EDNET develops and markets integrated systems for the delivery, storage and management of professional quality digital communications for media-based applications, including audio and video production for the North American advertising and entertainment industries. EDNET has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunication providers, which enables the collaborative exchange of high quality audio, or for compressed video and multimedia data communications. EDNET also provides engineering services, application-specific technical advice, and audio, video and networking hardware and software as part of its business.

     Our Networking Solutions Group manages a global network of over 500 North American affiliates, and nearly 200 international associates, in cities throughout the United States, Canada, Mexico, Europe, and the Pacific Rim. Our Networking Solutions Group, which represented approximately 42%, 43% and 56% of our revenues from continuing operations for the three months ended December 31, 2002 and the years ended September 30, 2002 and 2001, respectively, generates revenues from the sale, rental and installation of equipment, network usage, distribution fees and other related fees.

     Visual Data Travel Group

     The Visual Data Travel Group produces Internet-based multi-media streaming videos such as hotel, resort, golf facility, travel destination and time-share productions designed to keep a high level of viewer interest. These concise, broadband-enabled “vignettes” generally have running times from two to four minutes. In addition to the high- end vignettes, we offer a commercial on the web (“COW”), which consists of a two minute narrated photo presentation of corporate properties. We warehouse all of our travel content on our own on-line travel portal Travelago.com.

     The Visual Data Travel Group, which represented approximately 7%, 7% and 9% of our revenues from continuing operations for the three months ended December 31, 2002 and the years ended September 30, 2002 and 2001, respectively, generates revenues from production and distribution fees. We own or co-own virtually all the content we create, which we believe provides us with desirable content for syndication.

Sales and marketing

     We use a variety of marketing methods, including our internal sales force and channel partners, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors’ existing marketing programs, sales forces and business relationships. Contracts with these distributors generally range from one to two years. For the three months ended December 31, 2002 and 2001, we provided webcasting services to two significant customers for each fiscal quarter. For the three months ended December 31, 2002 and 2001 the sales to CCBN were 21% and 0% of total consolidated revenue, respectively. For the three months ended December 31, 2002 and 2001 the sales to PR Newswire were 8% and 30% of total consolidated revenue, respectively. Revenue for these customers totaled approximately $544,000 and $469,000 for the three months ended December 31, 2002 and 2001, respectively. The contract with either of these customers can be terminated upon a 30-day notification. See Risk Factors below. Other than this agreement, no other agreement with a distributor has represented more than 10% of our revenues during these periods.

Our executive offices

     Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

Discontinued operations

     During the fiscal year ended September 30, 2001 we had two additional operating groups, the Visual Data Financial Solutions Group and the Visual Data Golf, Leisure and Syndication Group. The Financial Solutions Group was established in November 1999 to address the information needs of the financial sector. For the fiscal year ended September 30, 2001 it represented less than 1% of our revenues. The Golf, Leisure and Syndication Group was formed in December 2000 with the acquisition of the Golf Society of the U.S., which was a membership business that marketed to the golfing community. Its members were provided with the opportunity to acquire equipment, greens fees, trips and various other benefits at a discounted price. The Golf, Leisure and Syndication Group represented approximately 19% of our total revenues for the fiscal year ended September 30, 2001 and its operations represented approximately 23% of our net loss for fiscal 2001. In December 2001 we decided to discontinue the operations of the Financial Solutions Group and the Golf, Leisure and Syndication Group as a result of their adverse impact on our financial condition and in keeping with our overall strategic plan.

     On January 10, 2002, we executed a Stock Purchase Agreement for the sale of the Golf Society of the U.S., the consideration for which was the issuance to us of a $6.5 million 6% convertible debenture. The debenture, which has a five-year term, is convertible into common stock of Golf Society International, Inc., an unaffiliated third party. The terms of the debenture limit our ownership in Golf Society International, Inc. to 19.9%, with the exception of a simultaneous conversion and private or public sale of the investment. On April 30, 2002, we instituted an action in the Circuit Court for the Fifteenth Judicial Circuit for Palm Beach County, Florida, entitled Visual Data Corporation v. Golf Society International, Inc. and Howard Stern, in which we were seeking damages in excess of $6.5 million for breach of contract, fraud in the inducement, negligent misrepresentation and fraudulent misrepresentation against the plaintiffs. In October 2002 we were awarded a default judgment against the plaintiffs in the amount of $7,457,250. We intend to pursue collection of this amount, although but it is our belief that collection of this default will be unlikely. During fiscal year 2002, we fully reserved the amount of the debenture received from Golf Society International, Inc. as it has ceased operations.

COMMON STOCK OFFERED

     Under this prospectus, the selling security holders listed in the section of this prospectus entitled “Selling Security Holders” may offer and sell up to 7,887,280 shares of our common stock, of which 4,610,000 shares are presently outstanding, a total of 2,173,280 shares may be acquired through the conversion of shares of our Class A-7 Convertible Preferred Stock and a total of 1,104,000 shares which may be acquired through the exercise of warrants or options.

USE OF PROCEEDS

     We will not receive any proceeds from the sales of the common stock offered by this prospectus. We will not receive any proceeds from the conversion of shares of our Class A-7 Convertible Preferred Stock into shares of common stock. Any proceeds that we receive from the exercise of outstanding warrants or options will be used by us for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants or options will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

You should not rely upon any forward-looking statements in this prospectus.

     Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform

Act of 1995. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

We have an accumulated deficit and we anticipate continuing losses that will result in significant liquidity and cash flow problems. There is significant doubt about our ability to continue as a going concern.

     For the years ended September 30, 2002 and 2001, we incurred net losses of $11,432,173 and $11,552,745, respectively. Although our operating expenses have decreased we continue to incur significant operating losses. Our financial condition has continued to deteriorate since September 30, 2002. Our liquidity has substantially diminished because of these continuing operating losses and we had a working capital deficit of approximately $2.3 million at December 31, 2002. As a result, there is substantial doubt about our ability to continue as a going concern. The report of our independent accountants on our September 30, 2002 consolidated financial statements contained an explanatory paragraph stating that we have incurred significant recurring losses from operations since inception and have a working capital deficit which raises substantial doubt about our ability to continue our business as a going concern.

     For the three months ended December 31, 2002, we had an operating loss from continuing operations of approximately $1,174,000 and cash used in operations of approximately $369,000. Our forecast for fiscal year 2003 anticipates a reduction in cash used for operations. At December 31, 2002, we had approximately $74,000 of cash and cash equivalents. Subsequent to December 31, 2002 we have raised an additional $100,000 through the issuance of a promissory note and our existing secured lender advanced us an additional $250,000. We are currently seeking to raise up to $2.0 million of additional funds through, however, there is no guarantee that we will be successful in raising all or a portion of such funds. We expect to continue to experience significant liquidity and cash flow problems that will require us to raise additional capital to continue operations and to service our existing indebtedness. As set forth below, we cannot assure you that we will be able to raise additional working capital to fund these anticipated deficits. If we are unable to significantly increase our revenues or raise working capital when needed to fund our ongoing losses, the viability of our future operations may be in question.

We will need additional financing which we may not be able to obtain on acceptable terms. Our continued existence is dependent upon our ability to raise capital and to market and sell our services successfully. If we fail in one or both of these efforts, our current level of operations as well as the future growth of our business and operations will be severely limited.

     Historically, our operations have been financed primarily through the issuance of debt and equity. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary to fund our ongoing operations. Our future capital requirements, however, depend on a number of factors, including our ability to grow our revenues, manage our business and control our expenses. We are constantly evaluating our cash needs and existing burn rate. In addition, we have a plan whereby certain non-essential personnel and administrative costs will continue to be reduced so that we may continue to meet operating and financing obligations as they come due. Our ability to grow revenues, achieve cost savings or raise sufficient additional capital will also be necessary to service our existing indebtedness. Our ability to refinance existing indebtedness is subject to future economic conditions, market conditions, business conditions and other factors.

     Based upon an ongoing evaluation of our cash needs, absent a significant increase our revenues which we do not believe is likely, we will need to raise additional capital to fund our ongoing operations. We cannot assure you that we will be able to raise additional working capital to fund these anticipated deficits. Our ability to raise capital will be further exacerbated if our common stock is delisted from the Nasdaq SmallCap Market as discussed below. In our capital raising efforts we may seek to raise additional capital through the sale of equity and debt securities or a combination thereof. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Visual Data held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock.

     If we do not raise funds as needed, our ability to continue our business and operations is in jeopardy. There are no assurances that even if such additional capital is obtained or the planned cost reductions which are implemented are successful, that we will achieve profitability or positive cash flow.

Our common stock may be delisted from the Nasdaq SmallCap Market which will adversely affect its future liquidity.

     In March 2003 we received a letter from The Nasdaq Stock Market informing us that we were eligible to have our common stock delisted from The Nasdaq SmallCap Market at the opening of business March 28, 2003. In the letter received from The Nasdaq Stock Market, we were notified that we had not regained compliance with the minimum $1.00 bid price per share requirement, as set forth in Marketplace Rule 4310(c)(4). In addition, we were informed that we were not eligible for an additional 90 calendar day compliance period given that we do not meet the initial inclusion requirements of The Nasdaq SmallCap Market under Marketplace Rule 4310(c)(2)(A); specifically that we do not qualify with the $5 million stockholders’ equity, $50 million market value of listed securities or $750,000 net income from continuing operations requirement.

     We availed ourselves of our right to appeal this determination to a Nasdaq Listing Qualifications Panel, pursuant to the procedures set forth in the Nasdaq Marketplace Rule 4800 Series. On April 24, 2003, we appeared at an oral hearing with the Panel. In our proxy statement filed on April 24, 2003 for our 2003 Annual Meeting of Shareholders to be held on June 20, 2003 we proposed a reverse stock split of up to one for twenty as part of our proposed plan of compliance with respect to the minimum $1.00 bid requirement. At the hearing the Panel advised us that it is reviewing our plan to regain compliance with the $1.00 minimum bid requirement as well as additionally reviewing our ability to meet the continued listing standards of the Nasdaq SmallCap Market for the foreseeable future. There are no assurances that the Panel will grant our request for continued listing on The Nasdaq SmallCap Market.

     If we are unsuccessful in convincing the Panel of our ability to regain compliance with the listing standards, we will be subject to immediate delisting of our common stock from Nasdaq. In such event, trading, if any, in the securities may then continue to be conducted in the over-the-counter market on the OTCBB or in the “pink sheets.” If our common stock is delisted from Nasdaq, it would seriously limit the liquidity of our common stock and impair our ability to raise future capital through the sale of our securities. Delisting could also adversely affect our relationships with vendors and customers. In addition, we would be subject to a rule adopted by the SEC that, if we fail to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, the rule may have a material adverse effect on the ability of broker-dealers to sell the securities, which may materially affect the ability of shareholders to sell the securities in the secondary market. Delisting could make trading our shares more difficult for investors, potentially leading to further declines in share price.

Delisting of our common stock from the Nasdaq SmallCap Market could result in a forced redemption of our 6% convertible debentures, and we may have difficulty repaying the debentures.

     The terms of our outstanding 6% convertible debentures provide that our failure to maintain a listing of our common stock on the Nasdaq Stock Market is an event of default under the debentures. If our common stock was to be delisted from the Nasdaq SmallCap Market, the debenture holders would have the right, after five days, to demand the repayment in full of all amounts outstanding under the debentures. At December 31, 2002 there was an aggregate of approximately $1.5 million outstanding under the debentures, including principal, interest, and a redemption premium of approximately $177,000 which we have accrued in the event such a premium should become due in the future. If the debenture holders were to demand repayment, we might not have the funds available to pay the outstanding amounts. While the debentures are unsecured obligations and we would seek to negotiate either an extension of the time to pay the amounts or some other form of settlement with the debenture holders, our inability to pay the debentures could result in the debenture holders asserting claims against us.

Our primary assets serve as collateral under an outstanding loan agreement. We are currently late in the repayment of this loan. If the lender should declare a default on this loan, the lender could foreclose on our assets.

     On December 4, 2001 we entered into a private debt financing transaction under which the lender agreed to lend us up to $3 million. We have an outstanding balance of approximately $1.1 million from this lender at December 31, 2002. We granted the lender a security interest in substantially all of our tangible and intangible assets. In addition to various other provisions of this lending arrangement, we agreed to make principal payments of $125,000 per month, until such time as we repaid $1 million, and thereafter our monthly payments would be fixed at $100,000. We are currently late in these payments, however, the lender has not asserted a default in the loan. We are currently in discussions with the lender to modify the terms of the agreements and in April 2003 the lender advanced us an additional $250,000. If these discussions are unsuccessful, and if we should default under the repayment provisions of the secured promissory note, the lender could seek to foreclose on our primary assets in an effort to seek repayment under the note. If our lender was successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

We expect to continue to experience volatility in our stock price.

     Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

•	the announcement or introduction of new services and products by us and our competitors;

•	our ability to upgrade and develop our systems in a timely and effective manner;

•	our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

•	the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

•	technical difficulties, system downtime, or Internet brownouts;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

•	government regulation; and

•	general economic conditions and economic conditions specific to the Internet.

     As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

We are dependent on contracts, some of which are short term. If these contracts are terminated, our results of operations would be materially adversely affected.

     We are dependent upon contracts and distribution agreements with our strategic partners and clients, including PR Newswire Corporation and CCBN. For the three months ended December 31, 2002, sales to PR Newswire and CCBN represented approximately 8% and 21%, respectively, of our consolidated revenue. The contract with either of these customers can be terminated upon a 30-day notification. Because of the significant nature of the revenues from these contracts to our consolidated results of operations, the termination of any of these contracts could have a material adverse effect on our business operations and prospects.

The exercise of options and warrants and the conversion of shares of our Class A-7 Convertible Preferred Stock will be dilutive to our existing shareholders.

     As of December 31, 2002 we had outstanding options and warrants to purchase a total of 14,569,757 shares of our common stock at prices ranging between $0.23 and $17.188 per share. In addition, at December 31, 2002 we had 51,832 shares of Class A-7 Convertible Preferred Stock which can potentially convert into 2,073,280 shares of our common stock. This prospectus covers the possible resale of up to 3,277,280 shares of our common stock issuable upon the exercise of outstanding warrants and options and the possible conversion of shares of our Class A-7 Convertible Preferred Stock. The exercise of these warrants and options and conversion of the Class A-7 Convertible Preferred Stock may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing shareholders.

The variable conversion price formula for the debentures could negatively affect the market price of our common stock.

     At December 31, 2002 , the amount due under our 6% convertible debentures was approximately $1.5 million, which includes principal, interest and a redemption premium of approximately $177,000 which we have accrued in the event such a premium should become due in the future. At December 31, 2002 these debentures were convertible into 5,238,650 shares of our common stock. The following are special risks, which result from the variable conversion price formula of the debentures:

•	REDUCTION IN STOCK PRICE. The conversion price of the debentures is variable based on the future trading prices of our common stock, with a floor conversion price of $.283 per share. As a result of the market-related conversion price, the number of shares of common stock issuable upon conversion of the debentures will be inversely proportionate to the market price of the common stock at the dates upon which the conversion price may be determined.

•	EFFECT OF SHORT SALES BY THIRD PARTIES. As a result of the market-related conversion price of the debentures, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock, which would result in additional dilutive issuance of stock upon the conversion of the debentures.

•	EFFECT OF ADDITIONAL SHARES IN MARKET. To the extent that holder of the debentures converts a portion of the debentures and then sell its common stock in the open market, our common stock price may decrease due to the additional shares in the market, possibly allowing the holder to convert the remaining debentures into greater amounts of common stock, further depressing the stock price.

The debenture holders have asserted a default under the modification agreement related to the debentures. If the debenture holders convert the debentures, the issuance of shares of our common stock will be dilutive and could negatively effect the market price of our stock.

     We have 6% convertible debentures in the of amount of approximately $1.5 million outstanding as of December 31, 2002. Those debentures are convertible into shares of our common stock at a conversion price of $0.283 per share. In August 2002 the debenture holders asserted a default in a modification agreement related to the debentures. If a default exists, the repayment terms of these obligations revert back to those of the original 6% convertible debentures. We believe that if a default has occurred, the debenture holders only remedy is to convert the debentures into shares of our common stock. At December 31, 2002, if the debenture holders had converted the entire principal amount of outstanding debentures, together with the accrued but unpaid interest and the redemption premium (in the event such a premium should become due in the future), we would have issued an aggregate of 5,238,650 shares of our common stock upon this conversion. The issuance of those shares will be dilutive to our shareholders and may have a depressive effect on the market price of our common stock.

You may be unable to recover against Arthur Andersen LLP.

     Arthur Andersen LLP was previously our independent accountant. Because Arthur Andersen LLP has not consented to the inclusion of their report with respect to our audited financial statements for the fiscal year ended September 30, 2001 which are incorporated by reference into this prospectus, you will be unable to recover against Arthur Andersen LLP under the Securities Act of 1934 for any untrue statements of a material fact contained in our financial statements or any omission to state a material fact required to be stated therein.

Provisions of our articles of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our shareholders.

     Provisions of our articles of incorporation and bylaws may be deemed to have anti- takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation’s disinterested shareholders.

     In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 51,832 shares of Class A-7 Convertible Preferred Stock were issued and outstanding at December 31, 2002. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

     It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

SELLING SECURITY HOLDERS

     This prospectus relates to periodic offers and sales of up to 7,887,280 shares of common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. We have included the following shares of our common stock in this prospectus:

•	4,610,000 shares of our common stock which are current issued and outstanding,

•	2,173,280 shares of our common stock issuable upon the conversion of 54,332 outstanding shares of our Class A-7 Convertible Preferred Stock, which includes:

-	30,000 shares of our Class A-7 Convertible Preferred Stock which we sold between September 2002 and January 2003 for gross proceeds of $360,000 to six accredited investors in private transactions exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) of that act;

-	9,332 shares of Class A-7 Convertible Preferred Stock which we issued to individuals set forth below for services rendered to us, also in private transactions exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) of that act; and

-	15,000 shares of our Class A-7 Convertible Preferred Stock which we issued to individuals in exchange for conversion of 600,000 shares of our issued and outstanding common stock owned by that individual, also in private transactions exempt from registration under the Securities Act of 1933 in reliance on an exemption under Section 4(2) of that act.

Each share of Class A-7 Convertible Preferred Stock converts to 40 shares of our common stock.

•	1,104,000 shares of our common stock issuable upon the exercise of currently outstanding warrants and options at exercise prices of $0.30 per share.

           The following table sets forth:

-	the name of each selling security holder,

-	the number of shares owned, and

-	the number of shares being registered for resale by each selling security holder.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders.

	Number	Percentage	Shares	Shares to	Percentage
	of shares	owned before	to be	be owned	owned after
Name of selling security holder	owned	offering	offered	after offering	offering

Adorno & Yoss, P.A. (1)	667,000	1.9%	667,000	0	—
Robert Barnett (29)	650,000	1.8%	650,000	0	—
Basic Investors, Inc. (2)	500,000	1.4%	100,000	400,000	1.1%
Neil Berman (3)	625,000	1.8%	625,000	0	—
Lester Byron (4)	26,000	*	26,000	0	—
Boca Investments (5)	75,000	*	75,000	0	—
Burr, Pilger & Mayer (28)	120,000	*	120,000	0	—
CLR Associates (6)	67,000	*	17,000	50,000	*
Ella Chesnutt (7)	61,000	*	60,000	1,000	*
Frederick DeLuca (8)	3,112,683	8.6% %	55,000	3,057,683	8.4%

	Number	Percentage	Shares	Shares to	Percentage
	of shares	owned before	to be	be owned	owned after
Name of selling security holder	owned	offering	offered	after offering	offering

Barry Davis Roth IRA (9)	390,000	1.1%	390,000	0	—
Michael Decker (10)	43,320	*	43,320	0	—
Clifford Friedland (11)	245,820	*	43,320	202,500	*
Scott Farb (12)	401,000	1.1%	300,000	101,000	*
Forest Electric (30)	150,000	*	150,000	0	—
Bernard Frank (25)	10,000	*	10,000	0	—
David Glassman (13)	243,820	*	43,320	200,000	*
Martin Hodas (14)	290,000	*	260,000	30,000	*
iCapital Finance, Inc.(26)	350,000	1%	350,000	0	—
Itochu Technology (33)	212,664	*	170,000	42,664	*
Neil Jones (15)	1,240,000	3.5%	1,240,000	0	—
Jack Keith Kidwell (16)	26,000	*	26,000	0	—
Tom Kobayashi (17)	72,000	*	50,000	22,000	*
Modern Video Film Inc. (18)	600,000	1.7%	600,000	0	—
MetroSat Communications, Inc. (19)	73,000	*	73,000	0	—
Curtis Platt (20)	100,000	*	100,000	0	—
Hart Rotenberg (21)	471,125	1.3%	390,000	81,125	*
Joseph Rotenberg (22)	808,375	2.3%	620,000	188,375	*
Anthony Sabatini (27)	30,000	*	30,000	0	—
Debbie Sutz (23)	250,000	*	250,000	0	—
Williams Communications (32)	20,000	*	20,000	0	—
Lawrence Zimble (24)	219,998	*	43,320	176,678	*
Roshlin LLC (34)	100,000	*	100,000	0	—
ITN Media, LLC (31)	190,000	*	190,000	0	—

Total			7,887,280

*	represents less than 1%

(1)	Mr. Hank Adorno is a control person of Adorno & Yoss, P.A. We issued the shares to Adorno & Yoss, P.A. in settlement of obligations due them.

(2)	Mr. Thomas Laundrie is the control person of Basic Investors, Inc. We issued Basic Investors, Inc. the shares for financial advisory services.

(3)	We issued the shares to Mr. Berman as compensation for consulting services provided to us.

(4)	The number of shares offered includes 20,000 shares of our common stock issuable upon the conversion of outstanding shares of our Class A-7 Convertible Preferred Stock and 6,000 shares of our common stock underlying an outstanding warrant exercisable at $0.30 per share. We issued the warrant and shares of our Class A-7 Convertible Preferred Stock to Mr. Byron as compensation for consulting services rendered to us.

(5)	Ms. Susan Ribman is the control person of Boca Investments. The number of shares offered represents 75,000 shares of our common stock underlying an outstanding option exercisable at $0.30 per share which we issued the option to Boca Investments as compensation for consulting services rendered to us.

(6)	Mr. Burt Rhodes is the control person of CLR Associates. The number of shares offered includes 17,000 shares of our common stock underlying an outstanding option exercisable at $0.30 per share which we issued to CLR Associates as compensation for consulting services provided to us.

(7)	We issued the shares to Mrs. Chesnutt as compensation for her services to us.

(8)	The number of shares offered includes 55,000 shares of our common stock which were issued to Mr. DeLuca as a principal payment on a loan due him.

(9)	The number of shares offered includes 300,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock and 90,000 shares of our common stock underlying a warrant which is exercisable at $0.30 per share issued to Mr. Davis in connection with the purchase of the shares of Class A-7 Convertible Preferred Stock from us

(10)	The number of shares offered includes 10,000 shares of common stock underlying an outstanding warrant exercisable at $0.30 per share and 33,320 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We granted the warrant and the shares of Class A-7 Convertible Preferred Stock to Mr. Decker as compensation for legal services rendered to us.

(11)	The number of shares offered includes 10,000 shares of common stock underlying an outstanding warrant exercisable at $0.30 per share and 33,320 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We granted the warrant and the shares of Class A-7 Convertible Preferred Stock to Mr. Friedland as compensation for consulting services rendered to us. Mr. Friedland is an officer, director and principal shareholder of OnStream Media Corporation, a privately held corporation of which we are an approximate 29% shareholder and on whose board of director members of our board of directors sit.

(12)	The shares were issued to Mr. Farb as compensation for consulting services rendered to us.

(13)	The number of shares offered includes 10,000 shares of common stock underlying an outstanding warrant exercisable at $0.30 per share and 33,320 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We granted the warrant and the shares of Class A-7 Convertible Preferred Stock to Mr. Glassman as compensation for consulting services rendered to us. Mr. Glassman is an officer, director and principal shareholder of OnStream Media Corporation, a privately held corporation of which we are an approximate 29% shareholder and on whose board of director members of our board of directors sit.

(14)	The number of shares offered includes 200,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock and 60,000 shares of our common stock underlying a warrant which is exercisable at $0.30 per share. Mr. Hodas was issued the shares of Class A-7 Convertible Preferred Stock and warrant as compensation for consulting services rendered to us.

(15)	The number of shares offered includes (i) 240,000 shares of our common stock underlying an outstanding warrant exercisable at $0.30 per share, (ii) 125,000 shares of our common stock which we issued to Mr. Jones as compensation for consulting services rendered to us, (iii) 75,000 shares of our common stock issued to Mr. Jones as interest on a loan he made to us, and (iv) 800,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. Mr. Jones purchased 10,000 shares of the Class A-7 Convertible Preferred Stock in the private transaction described above, and converted 400,000 shares of our common stock then owned by him into an additional 10,000 shares of our Class A-7 Convertible Preferred Stock.

(16)	The number of shares offered includes 6,000 shares of our common stock underlying an outstanding warrant exercisable at $0.30 per share and 20,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We issued the warrant and shares of our Class A-7 Convertible Preferred Stock to Mr. Kidwell as compensation for services rendered to us.

(17)	The number of shares offered includes 50,000 shares of our common stock which we issued to Mr. Kobayashi as compensation for consulting services rendered to us. Mr. Kobayashi served as president of our EDNET subsidiary from June 1992 to June 2000.

(18)	Mr. Moshe Barkat is the control person of Modern Video Film, Inc. We issued the shares of our common stock covered to Modern Video Film in satisfaction for obligations due them.

(19)	Mr. Jeffrey LeMarita is the control person of MetroSat Communications, Inc. We issued the shares of our common stock to MetroSat Communications, Inc. in satisfaction for obligations due them.

(20)	The number of shares offered includes 100,000 shares of our common stock we issued Mr. Platt as compensation for consulting services rendered to us.

(21)	The number of shares offered includes 90,000 shares of our common stock underlying outstanding warrants exercisable at $0.30 per share and 300,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. Mr. Hart Rotenberg purchased 5,000 shares of the Class A-7 Convertible Preferred Stock from us, and he converted 100,000 shares of our common stock then owned by him into an additional 2,500 shares of our Class A-7 Convertible Preferred Stock.

(22)	The number of shares offered includes 120,000 shares of our common stock underlying outstanding warrants exercisable at $0.30 per share, 100,000 shares of our common stock presently outstanding, and 400,000 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We issued Mr. Joseph Rotenberg the warrants as compensation for consulting services rendered to us and we issued him 37,500 shares of our common stock as interest on a loan to us and the remaining 62,500 shares as compensation for services rendered to us. Mr. Rotenberg purchased 7,500 shares of the Class A-7 Convertible Preferred Stock from us, and he converted 100,000 shares of our common stock then owned by him into an additional 2,500 shares of our Class A-7 Convertible Preferred Stock.

(23)	The number of shares offered includes 250,000 shares of our common stock underlying an option exercisable at $0.30 per share. We issued the option to Ms. Sutz as compensation for consulting services rendered to us.

(24)	The number of shares offered includes 10,000 shares of our common stock underlying a warrant exercisable at $0.30 per share and 33,320 shares of our common stock issuable upon the conversion of shares of our Class A-7 Convertible Preferred Stock. We issued the warrant and shares of Class A-7 Convertible Preferred Stock to Mr. Zimble as compensation for consulting services rendered to us.

(25)	Includes 10,000 shares of our common stock issuable upon the exercise of an outstanding warrant at an exercise price of $0.30 per share. We issued the warrant to Mr. Frank as compensation for consulting services rendered to us.

(26)	Mr. Randy Letcavage is the control person of iCapital Finance, Inc. We issued the shares to iCapital Finance Inc. as compensation for financial advisory services rendered and to be rendered to us.

(27)	We issued the shares to Mr. Sabatini in satisfaction of obligations due to him.

(28)	Mr. Steve Mayer is a control person of Burr, Pilger & Mayer. We issued the shares to them in satisfaction of obligations due to that company.

(29)	We issued the shares to Mr. Barnett in satisfaction of obligations to him.

(30)	Mr. Steve Rosenberg is a control person of Forest Electric. We issued the shares to them in satisfaction of obligations due to that company.

(31)	Mr. Stephen Hu is the control person of ITN Media, LLC. We issued the shares to ITN Media, LLC in satisfaction of obligations due that company.

(32)	Mr. Jeff Storey is a control person of Williams Communications. We issued the shares to them in satisfaction of obligations due to that company.

(33)	Itochu Corp., a Japanese publicly-held company, is a control person and the parent company of Itochu Technology. We issued the shares to them in satisfaction of obligations due to that company.

(34)	Mr. Roger Schwarz is the control person of Roshlin LLC. We issued these shares to him as compensation for consulting services rendered to us.

     None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, other than as described previously in this section. Basic Investors, Inc. is registered broker-dealer and it received the securities as compensation for investment advisory or other financial or business related services rendered to us in the ordinary course of their business. To our knowledge neither this firm or nor any of these individuals have any arrangement with any person to participate in the distribution of such securities.

     We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

PLAN OF DISTRIBUTION

     The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

-	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

-	face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

-	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. The selling security holders and these broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

     In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

     Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

     We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with

Regulation M of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

-	our annual report on Form 10-KSB for the fiscal year ended September 30, 2002,

-	our quarterly report on Form 10-QSB for the period ended December 31, 2002, and

-	a report on Form 8-K filed on March 26, 2003.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

     Requests for such documents should be directed to Corporate Secretary, Visual Data Corporation, 1291 SW 29 Avenue, Pompano Beach, Florida 33069, telephone number (954)917-6655. Please note that additional information can be obtained from our website at www.vdat.com.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room 450 Fifth Street, N.W. Washington, D.C. 20549

     You may obtain further information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling security holders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

LEGAL MATTERS

     The validity of the issuance of the securities offered hereby will be passed upon for us by Adorno & Yoss, P.A., Fort Lauderdale, Florida. Adorno & Yoss, P.A. is offering 667,000 shares of our common stock under this prospectus.

EXPERTS

     The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the year ended September 30, 2002 incorporated by reference in this prospectus have been audited by Goldstein Lewin & Co., independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     On July 2, 2002 we announced that we had appointed Goldstein Lewin & Co. to replace Arthur Andersen LLP as our independent auditors. The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the years ended September 30, 2001 and September 30, 2000, together with the consolidated financial statements of MediaOnDemand.com, Inc. as of and for the years ended December 31,

2001 and December 31, 2000, have been audited by Arthur Andersen LLP, as stated in their reports dated January 1, 2002 and February 7, 2002, respectively, which are incorporated by reference herein. After reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the inclusion of our consolidated financial statements into the registration statement of which this prospectus is a part. Accordingly, we have omitted Arthur Andersen’s consent in reliance upon Rule 437a of the Securities Act. Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the inclusion of our consolidated financial statements into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements or any omissions to state a material fact required to be stated therein.

7,887,280 Shares

VISUAL DATA CORPORATION

Common Stock